Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated December 30, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Morton’s Restaurant Group, Inc.

at

$6.90 Net Per Share

by

Fertitta Morton’s Acquisition, Inc.

a Wholly-Owned Subsidiary of

Fertitta Morton’s Restaurants, Inc.

Fertitta Morton’s Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Fertitta Morton’s Restaurants, Inc., a Delaware corporation (“Parent”), is offering to purchase all issued and outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Morton’s Restaurant Group, Inc., a Delaware corporation (the “Company”), at a price of $6.90 per Share, net to the seller in cash, without interest and less any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 31, 2012, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 15, 2011, by and among the Company, Parent, Purchaser, Claim Jumper Acquisition Company, LLC, a Nevada limited liability company (“CJAC”), and Fertitta Entertainment, Inc., a Delaware corporation (“FEI”) (as may be amended, the “Merger Agreement”), pursuant to which, after in certain cases completion of the Offer and in any event the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a direct wholly-owned subsidiary of Parent, and each issued and outstanding Share (other than Shares owned by Parent, Purchaser or the Company, or by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there be validly tendered prior to the Expiration Date, a number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any of their respective affiliates, represent a majority of the issued and outstanding Shares (the “Minimum Tender Condition”); (ii) the expiration or termination of any waiting period (or any extension thereof) applicable to the purchase of Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder; (iii) that there shall not be any final non-appealable judgment of any court of competent jurisdiction in effect enjoining, precluding, restraining or otherwise preventing or prohibiting the consummation of the Offer or the Merger; (iv) the accuracy of the Company’s representations and warranties set forth in the Merger Agreement subject, in certain cases, to materiality and material adverse effect qualifications; (v) the Company’s compliance in all material respects with its obligations set forth in the Merger Agreement; (vi) that since December 15, 2011, there has not occurred any change, circumstance, event or occurrence that has had or would reasonably be expected to have a material adverse effect with respect to the Company; or (vii) that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions described in the Offer to Purchase.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (“NYSE”), Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of the Company). Without the consent of the Company, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the conditions to the Offer or amend, modify or supplement any condition to the Offer in a manner adverse to the Company or any holder of Shares, or (vi) terminate the Offer or extend or otherwise amend or modify the expiration date of the Offer other than in compliance with the terms of the Merger Agreement.

The Company’s board of directors has unanimously determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company’s stockholders. Accordingly, the Company’s board of directors recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, vote to adopt the Merger Agreement.

Tilman J. Fertitta, the President of Parent and Purchaser has agreed to tender all of his Shares in the Offer. As of December 15, 2011, Mr. Fertitta held 836,122 Shares representing approximately 5% of the outstanding Shares. In addition, pursuant to a Stockholder Support Agreement (the “Stockholder Support Agreement”) entered into simultaneously with the Merger Agreement, Castle Harlan Partners III, L.P., solely in its capacity as a stockholder of the Company, has agreed, subject to the terms and condition of the Stockholder Support Agreement, to tender the Shares held by it in the Offer and to vote in favor of the Merger. As of December 15, 2011, Castle Harlan held 4,688,664 Shares representing approximately 27.7% of the outstanding Shares.

The Company has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from the Company up to the number of Shares that, when added to the Shares already owned directly or indirectly by Parent and its subsidiaries following consummation of the Offer, constitutes one Share more than 90% (determined on a fully diluted basis) of the then outstanding Shares immediately after the issuance of the Shares under the Top-Up. The Company has a sufficient number of authorized but unissued Shares available to issue to Purchaser pursuant to the Top-Up, assuming the Minimum Tender Condition is satisfied. If, following the closing of the Offer, Parent and its subsidiaries own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Parent, Purchaser and the Company will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer and the Top-Up, as a short-form merger pursuant to applicable Delaware General Corporation Law without action of the stockholders of the Company.

The Merger Agreement provides that the Offer can be extended beyond its initial Expiration Date, but in no event will it be extended beyond April 16, 2012. In addition, unless the Merger Agreement has been terminated in accordance with its terms, if at the otherwise scheduled expiration date of the Offer (i) any condition to the Offer is not satisfied, Purchaser will extend the Offer for one (1) or more consecutive increments of not more than ten (10) business days each (or for such longer period as may be agreed to by the Company) and (ii) if the Marketing Period (defined below) has not ended at the time of the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser may extend the Offer to a date that is not more than (2) two business days after the end of the Marketing Period. The “Marketing Period” is the period beginning on January 3, 2012, and ending 25 business days later, as such period may be shortened by Parent and Jefferies Finance, LLC. Purchaser must also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or any rule or regulation of the NYSE, in each case, applicable to the Offer. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to the Purchaser in the Offer and not withdrawn prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”), or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after February 29 21, 2012, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt by a holder of Shares of cash in exchange for its Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a holder of Shares will recognize gain or loss equal to the difference between (i) the amount of cash received pursuant to the Offer or the Merger and (ii) its adjusted tax basis in the Shares exchanged therefor. For a more detailed description of the United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of exchanging Shares in the Offer or the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, N.Y. 10022

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others, Call Toll-Free: (877) 285-5990

Email: info@okapipartners.com

December 30, 2011